NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


February 24, 2006

VIA EDGAR

United States Securities
and Exchange Commission

RE:   Nuevo Financial Center, Inc.
      Registration Statement on Form SB-2
      Filed December 28, 2005
      Commission File No. 333-130722

DearSir/Madam:

Below are the responses to your comments on January 24, 2006.

Cover Page

1.    Please revise your cover page to reflect the correct registration number.

WE  HAVE  NOTED  THIS  COMMENT  AND  REVISED  THE   DISCLOSURE  TO  INCLUDE  THE
REGISTRATION NUMBER (REGISTRATION NO. 333-130722) DESIGNATED BY THE SECURITIES AND EXCHANGE COMMISSION.

Summary, page 1

2. Please describe the activities of Nuevo Financial prior to its acquisition of Telediscount Communications.

WE HAVE NOTED THIS COMMENT AND HAVE ADDED THE HISTORY AND ACTIVITIES OF THE ORIGINAL ENTITY.

3. Please provide independent, objective support for the statements you make in the summary that there is a high concentration of Hispanics in the New York metropolitan area who have strong demand for financial products, and why you characterize this market as "underbanked." Revise your disclosure to explain the meaning of this term within, this section.

WE HAVE NOTED THIS COMMENT AND HAVE ADDED THE FOLLOWING DISCLOSURE:

      According to the Federal Reserve, 9.7% of households in the United States, approximately 26 million individuals, do not have typical transaction accounts at mainstream depository banking institutions. An additional 40 million individuals either do not have a savings account or access to credit, and are thus considered underbanked.

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


4. The disclosure in the summary should be a balanced presentation of your business. Accordingly, please revise to balance your disclosure of the benefits of your potential growth with a brief discussion of the principal challenges your business faces.

WE HAVE NOTED THIS COMMENT AND HAVE ADDED THE FOLLOWING DISCLOSURE:

      The Company may face certain challenges in executing its business model, including but not limited to, competition, the inability to secure the appropriate state licensing to offer such services as, check cashing, insurance, mortgages or real estate, the inability to secure adequate financing to execute its business strategy and the inability to successfully market and attract customers.

Our Business, page 3

5. Please delete any references to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. The safe harbor provisions of
      Section 27A of the Securities Act and Section 21E of the Exchange Act are not available because you issue `penny stock" as defined in Exchange Act Rule 3a51-1.

WE HAVE NOTED THIS COMMENT AND HAVE DELETED THE REFERENCES.

Summary of the Business. Page,4

6. Please supplement your disclosure to provide an investor with a better understanding of your business and how your business earns money. Provide greater detail that explains what "wire remittance" is and how you generate revenues from it. Similarly, what "telecommunication products and services" do you sell and what product lines do you intend to expand? What is the greatest source of your revenues? What are your financial superstores and bow are they materially different than your other stores? What is involved in converting your current stores to financial superstores? Is the "unique storefront concept" described in the fourth paragraph on page 9 your typical store or your superstores? Also, discuss in greater detail the ancillary products you list in the second paragraph of this section.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO EXPAND ON THE INFORMATION REQUESTED.

7. If you desire to retain any claims of leadership, briefly explain in context how it was determined and provide us with supplemental support for the claims. For example, but without limitation, you indicate in the summary and in other parts of your prospectus that you are "a leading provider of wire remittance and telecommunication products and services" and "one of the largest Hispanic retailers in the United States."

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO DELETE THIS LANGUAGE.

8. Please provide copies of the reports that you either cite to or that provide support for the various statements you make and tables you provide on pages 4 through 8 of the registration statement, clearly marking the relevant sections that support the statements made in your prospectus, and cross-reference such sections to the appropriate location in your prospectus. For example, in addition to the various reports you cite to in this section, you also make such statements as "[p]ayday lenders typically charge annual percentage rates of 300% or higher;" "the real estate industry is projecting that eventually three out of five first-time home buyers will be Hispanic' and "Hispanics tend to be heavy users of telecommunication products and services ...and the group is expected to be a major consumer of financials services" without citing the source of such statements. Please also tell us whether any reports were prepared specifically for your use and if so, whether any of these sources consented to your use of their data. Also tell us whether you are aware of or sought any contradictory data.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO EXPAND ON THE INFORMATION REQUESTED.

Industry Trends, page 5

9. Please supplement your disclosure to summarize the tables found on pages 5 through 8 and their relevance to you and your prospects. In their current locations and without appropriate context, such tables do not appear to provide information relevant to the discussions in which they are found.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO EXPAND ON THE INFORMATION REQUESTED.

10. Please revise your disclosure throughout your prospectus with a view to making it more readily understandable to a potential investor. For example, but without limitation, it is unclear how your statement in the last sentence of the second bulleted paragraph on page 6 is relevant to the first sentence in the same paragraph. As another example, the last three sentences of the first bulleted paragraph on page 7 reference terms such as "storage value card," "FX surcharge," and "viajero" without prior explanation of their meanings.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO EXPAND ON THE INFORMATION REQUESTED AND DELETE THE REFERENCE TERMS THAT ARE NOT DEFINED.

Company Has a Three-Prong Strategy, page 8

11. You state that "technological and regulatory changes present risks." However, neither this section nor your risk actor section discusses such risks- Identify and discuss the specific risks presented by technological and regulatory changes.

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO REFERENCE THE RISK FACTOR ON THIS MATTER.

12. Provide greater detail regarding your expansion plans and the potential strategic acquisitions management has identified. For example, has management contemplated the amount of capital needed to effectuate its expansion and acquisitions? What plans, if any, currently exist to secure the capital needed to accomplish the foregoing?

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO EXPAND ON THE INFORMATION REQUESTED.

Competition is fragmented, page 9

13 Please provide support for your statement that you believe your company's "strategy will sustain and defeat its competitors at a price war."

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO DELETE THIS PHRASE.

14. Please explain how you differentiate your non-traditional services from the non-traditional services you disclose are provided by Flag Financial.

WE HAVE NOTED THIS COMMENT AND HAVE DELETED THE REFERENCE TO FLAG FINANCIAL.

Marketing is Differentiating Factor, page 9

15. Further explain why your "unique storefront concept" is able to overcome the challenge of "high fixed cost[s] and overhead" facing many of your competitors. Based on the description of your various marketing activities and additional services you intend to provide, it is unclear whether your storefront concept would itself not have high fixed costs and overhead.

WE HAVE NOTED THIS COMMENT AND HAVE ADDED THE FOLLOWING DISCLOSURE:

            By offering a diversified financial services and telecommunications product line, Nuevo Financial overcomes the challenges facing many of its competitors to meet a high fixed cost and overhead when they only offer one or just a few of the services the Company intends to provide, or by virtue of the fact that they only operate one or several locations,. Through expansion and the saturation of our target markets, the Company overall costs per location will be reduced since such costs are spread amongst all of the locations. In addition, the Company's purchasing power for products and services should be more favorable than those of its smaller competitors

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


The Opportunity is Enhanced Through. Information Systems, page 10

16. Please expand your discussion in the third paragraph of this subsection of your storage value product and your Maestro ATM program to give investors a better understanding of these two products and to differentiate these items from the "network programs" you describe in the subsequent paragraph.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO EXPAND ON THE INFORMATION REQUESTED.

17. Please discuss the effect of any existing or probable governmental regulations on your business. For example, are there any regulations to which your business is or will be subject relating to the use of customer information or the transfer of funds across international borders? In addition, explain the "Maestro rules and regulations" to which you refer in the fourth paragraph of this subsection.

WE HAVE NOTED THIS COMMENT AND HAVE ADDED THE FOLLOWING DISCLOSURE:

            Transfer of funds across international borders are regulated by the government Bank Secrecy Act and Anti-Money Laundering Regulation. The Company closely adheres to the Bank Secrecy Act ("BSA") regulations, which require financial institutions located in the U.S., including money remitters to collect information and maintain records for domestic and international money transfers of $3,000 and over.

Strategy for Growth, page 10

18. Either remove the statement that you have "locked up the most desirable storefront locations in your targeted Hispanic communities" or provide supplemental support for such claim. In addition, revise your statement that such locations generate $1 million per week in wire transfers to provide a reader with more appropriate context. For example, approximately how much of this amount translates into revenue to the company?

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO DELETE THIS PHRASE.

Executive Compensation. page 12

19. Please supplement your table to provide the information with respect to Mr. Araque for the last three completed fiscal years.

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO PROVIDE THE INFORMATION WITH RESPECT TO MR. ARAQUE FOR THE LAST THREE COMPLETED FISCAL YEARS.

Indemnification of Directors and Officers, page 12

20. Please explain why New York's corporate law would apply to you as a Delaware Corporation.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO REFLECT DELAWARE BUSINESS CORPORATION LAW.

Risk Factors, page 13

21. Please move the risk factors so that they appear directly after the brief summary ending on page 3.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE ACCORDINGLY.


22. We note you state that "these are only a few of the risks associated with our business." Please include all material risks in your risk factors.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO INCLUDE ADDITIONAL RISK FACTORS ASSOCIATED WITH THE BUSINESS.

23. Please include a risk factor discussing the nature of your operating business, including any risks associated with your lending activities, whether by state regulators or credit risk.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO INCLUDE ADDITIONAL RISK FACTORS ASSOCIATED WITH THE BUSINESS.

If we are unable to obtain financing.. .page 13

24. Please quantify how much financing you need to operate for the next 12 months.

WE HAVE NOTED THIS COMMENT AND HAVE ADDED THE FOLLOWING DISCLOSURE:

         Without taking into consideration its growth and expansion plans, the Company believes that it will require approximately $500,000 to fund its operations for the next twelve months and it is currently seeking such financing. Furthermore, the Company plans to seek $5 to 10 Million in financing to fund its growth and expansion strategy.

Lack of profitability, page 13

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


25. Revise this subheading to include the nature of the specific risk or harm in your subheading. Readers should be able to read the risk factor beading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you.

WE HAVE NOTED THIS COMMENT AND HAVE ADDED THE FOLLOWING TITLE DISCLOSURE:

      As a result of our net loss for fiscal 2004 and our small profit for the nine months ended September, 2005, we ability to remain profitable is tenuous.

If our business plan fails..., page 14

26. Since it does not appear that you currently have notes outstanding, revise your risk factor to eliminate this reference.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO DELETE THIS REFERENCE.

If the selling shareholders sell a large number of shares.. .page 16

27. Please explain, if true, that all your shareholders are seeking to sell in this offering.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO INCLUDE THE DISCLOSURE THAT ALL OUR SHAREHOLDERS ARE SEEKING TO SELL IN THIS OFFERING.

Forward-Looking Statements, page 18

28.   Please remove duplicative disclosure, as this section also appears on page
      3.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

Description of Our Authorized Capital. page 18

29. Delete this heading, as you appear to have provided a similar section on page 33.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

Directors and Executive Officers, page 18

30. You identify both Jose Araque and Sebastian Giordano as your chief executive officer, but you indicate on page 11 that Mr. Araque is your chief operating officer. Please revise your disclosure to correct this inconsistency.

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

Management's Discussion and Analysis, page 21

31. Please expand your discussion of operations prior to the merger with Telediscount. Include a discussion of acquisitions, operations and stock issuances. We may have further comment.

WE HAVE NOTED THIS COMMENT AND HAVE ADDED THE HISTORY AND ACTIVITIES OF THE ORIGINAL ENTITY.

Description of the Business, page21

32. Please revise the filing to also include a detailed discussion of the historical results of operations for the operating company, Telediscount Communications, for the years ended December 31, 2004 and 2003 and for the interim periods ended September 30, 2005 and 2004. Note these disclosures are required by Item 303(b) of Regulation S-B since Telediscount had revenues during the periods presented. Also note Management's Discussion and Analysis should include a discussion of the nature of the income and expense amounts in the statements of operations along with the significant variances therein for each of the periods presented.

WE HAVE NOTED THIS COMMENT AND HAVE REVISED THE DISCLOSURE.

Liquidity and Plan of Operation, page 22

33. We note your statement that the audited financial statements of Telediscount Communications were submitted in a Form 8-K submitted December 8, 2005. We also note that the financial statements presented in the Form 8-K submitted on December 8, 2005 do not appear to be audited. Please revise the Form 8-K to include the required audited financial statements and audit reports and also revise this section of the filing as necessary to remove any confusing or inaccurate disclosures related to this matter. We may have further comments after reviewing your revisions.

WE HAVE NOTED THIS COMMENT AND WILL RE-FILE THE FORM 8-K/A WITH THE FOLLOWING:

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      To the board of directors and shareholders of Telediscount Communications, Inc.

      We have audited the accompanying balance sheets of Telediscount Communications, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telediscount Communications, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

      The accompanying financial statements have been prepared assuming that Telediscount will continue as a going concern. As discussed in Note 3 to the financial statements, Telediscount has suffered recurring losses from operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


      /s/ Jewett, Schwartz & Associates

      Hollywood, Florida
      November 11, 2005


34. Based on the financial information you have provided in this registration statement, please explain how you are able fund operations through the revenues of Telediscount Communications. Also confirm whether you believe that you will be able to continue to satisfy your cash requirements for the next 12 months in the event you are unable to raise any additional funds,

WE HAVE NOTED THIS COMMENT AND INCLUDED THE FOLLOWING IN THE DISCLOSURE:

      The Company believes that it has sufficient capital to fund its operations for the next 12 months, even if it is unable to raise additional financing from new investors. Historically, revenues from the Company's current retail operations have been subject to seasonal fluctuations. Generally, the seventeen stores operate at a break-even level during the winter months and at a more profitable level during the warmer months of the year.

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


35. You indicate on page 23 that management believes it needs to raise $5 million to complete its business plan, including the completion of each of the bulleted items listed on pages 23 and 24. You state on page 10 that management is focused on completing such objectives over the next 12 months. What plans if any, have you made with respect to raising such finds within the next 12 months? To the extent you are unable to raise all of the requisite funds, which of the listed objectives will management focus on with the limited funds raised? Please revise your disclosure in response to these questions and to clarify the priorities management has assigned to each of these objectives assuming that less than the desired amount of financing is obtained.

WE HAVE NOTED THIS COMMENT AND INCLUDED THE FOLLOWING IN THE DISCLOSURE:

      Management is currently in discussions/interviews with several investment banks to determine the best method of executing a secondary offering of $5,000,000, such offering to begin thirty days after the effective date of this registration statement. If the Company is unable to raise all of the maximum funds, available funds will be limited to four aspects of our business plan, as appropriate based on market conditions and current priorities:

      o Implement aggressive market campaigns to the Hispanic community - This is achieved through low-cost methods such as radio, newspaper and flyers which will promote the new products currently being implemented into the stores;

      o Create e-commerce website - The majority of this is already completed. The final phase is installing the ability to execute transactions which is a minimal cost;

      o Institute a centralized technology platform and database to process financial transactions - in conjunction with e-commerce as well as leasing a new system for the store network;

      o Receive permits and licenses to provide financial services not secured through acquisition - This could include check-cashing and insurance.

Directors' Term of Office, page 24

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


36. Disclose the period during which each director has served. See item 401(a)(3) of Regulation S-B. Consider moving such disclosure to a more appropriate section of the prospectus, e.g. under the section entitled "Directors and Executive Officers."

WE HAVE NOTED THIS COMMENT AND HAVE ADDED THAT THE DIRECTORS HAVE SERVED SINCE APRIL 7, 2005 AND MOVED THE DISCLOSURE TO THE DIRECTORS AND EXECUTIVE OFFICER SECTION.

Certain Relationships and Related Transactions, page 24

37. Please remove repetitive disclosure, as this disclosure also appears on page 36. To the extent you wish to affirmatively disclose the non-existence of transactions described in Item 404 of Regulation S-B, please revise such disclosure to accurately reflect the language set forth in such item. In any event, to the extent true, please confirm in your response letter that there are no transactions requiring disclosure pursuant to item 404. Please also identify in your response letter the "two officers" referred to in Note 6 to Telediscount' s financial statements, We may have further comment.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE. THERE ARE NO TRANSACTIONS REQUIRING DISCLOSURE PURSUANT TO ITEM 404.

Principal Stockholders, page 26

38. Please explain the relevance of Ed Cabrera being an, employee of Empire Financial Holding in footnote (1).

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE TO DISCLOSE THAT EMPIRE FINANCIAL HOLDING CO. IS THE MARKET MAKER FILING THE FORM 211 FOR THE COMPANY WITH NASDAQ.

39. Please clearly identify the individual with voting and dispositive control for the entities described in footnotes (4), (5) and (8).

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

40. Please explain whether the options described are exercisable within 60 days pursuant to Item 403 of Regulation S-B. Also confirm the year in which such options were granted to Mr. Araque, and to the extent required by item 402(b) of Regulation S-B, revise your executive compensation table on page 12 to reflect such option grant.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

Selling Shareholders. page 27

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


41. Your selling shareholder table is unclear. It appears that all your shareholders are seeking to register their shares for resale in this offering, yet the table also reflects full ownership after the offering. Revise or advise.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

42. Please clearly identify the individual with voting and dispositive control for the entities described in footnotes (11) and (13).

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

43.   Please identify any broker-dealers who are selling stockholders.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE THAT EDWARD CABRERA IS A REGISTERED BROKER WHO IS ALSO A SELLING SHAREHOLDER.

Financial Statements

General

44. The financial statements and other relevant sections of the filing should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date

WE HAVE NOTED THIS COMMENT AND FILED THE FINANCIAL STATEMENTS AND OTHER RELEVANT SECTIONS OF THE FILING SHOULD BE UPDATED, AS NECESSARY, TO COMPLY WITH ITEM 310(G) OF REGULATION S-B. THE FINANCIAL STATEMENTS ATTACHED COMPLY WITH RULE 310
(G) OF REGULATION S-B AND WE WILL UPDATE THE FINANCIAL STATEMENTS, IF NEEDED, TO COMPLY WITH RULE 310 (G) OF REGULATION S-B AT THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

45. Please include currently dated and signed consents from your independent auditors prior to requesting effectiveness of the filing.

WE HAVE NOTED THIS COMMENT AND WILL FILE CURRENTLY DATED AND SIGNED CONSENT FROM OUR INDEPENDENT AUDITOR PRIOR TO REQUESTING EFFECTIVENESS OF THE FILING.

46. Please amend your Form l0-KSB, Form l0-QSB's and Form 8-K's as necessary to comply with our Form SB-2 comments.

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


WE HAVE NOTED THIS COMMENT AND WILL AMEND OUR FILINGS AS APPROPRIATE.

Report of Independent Auditors

47. We note that the scope and opinion paragraphs of your auditors report did not cover the cumulative balance from the date of inception (June 2, 2000) through December 31, 2004. An auditors association with the cumulative data is required on an annual basis as long as you are in the development stage. Revise to include an auditors report clearly identifying this period as audited. In this regard, we see that your audit report is not signed. Please also revise the report to include the independent auditor's signature.

WE HAVE NOTED THIS COMMENT AND WILL INCLUDE THE INDEPENDENT AUDITOR'S SIGNATURE.

48. We note that you are incorporated in the state of Delaware and your audit report was signed by an audit firm based in Montreal, Quebec. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States-Further guidance may be found in Section 5K of "International Reporting and Disclosure Issues in the Division of Corporation Finance' on the Commission's website at.
      http://www.sec.govfdivisions/corpfln/intematl/eflrdjssuegl  1 04.htmffP442
      69217. Please tell us why you selected an auditor licensed outside of the United States to audit your financial statements, in light of the fact that you were incorporated in Delaware and your operations appear to be primarily in the United States. Tell us where the audit was physically performed and where the operations, assets, and management of the company are physically located. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. Please tell us how you determined that your auditors meet the requirements of Rule 2-01(a) of Regulation S-X. Also, please tell us what consideration you gave to Delaware state laws governing audits of Delaware companies performed by foreign auditors. We may have further comments after reviewing your response.

OUR  POSITION  WITH  RESPECT  TO THE  SELECTION  OF A FOREIGN  AUDIT  FIRM IS AS
FOLLOWS:

            IN ACCORDANCE WITH SECTION 5K OF THE "INTERNATIONAL REPORTING AND DISCLOSURE ISSUES IN THE DIVISION OF CORPORATION FINANCE", THIS SELECTION WAS MADE BASED ON THE FOLLOWING:

      1. THE MAJORITY OF THE COMPANY'S ASSETS, REVENUES, AND OPERATIONS ARE LOCATED IN QUEBEC.

      2. THE COMPANY'S MANAGEMENT AND ACCOUNTING RECORDS ARE LOCATED IN THE COUNTRY WHERE THE AUDITOR RESIDES.

      3.    THE AUDIT WORK WAS CONDUCTED IN QUEBEC.

            IN MAKING OUR SELECTION OF AUDITORS, WE TOOK INTO ACCOUNT OUR PAST EXPERIENCE WITH THIS FIRM AND THE FIRM'S EXPERTISE IN MATTERS WITH RESPECT TO THE SEC. IN ACCORDANCE WITH RULE 2-01(A) OF REGULATION S-X, WE NOTED NO LICENSING ISSUES AS THE FIRM APPEARED TO BE IN GOOD STANDING WITH THE CANADIAN INSTITUTE OF CHARTERED ACCOUNTANTS. THE FIRM IS REGISTERED WITH THE PCAOB. THERE WERE NO ISSUES NOTED WITH RESPECT TO DELAWARE STATE LAWS GOVERNING THE AUDITS OF DELAWARE COMPANIES PERFORMED BY FOREIGN AUDITORS.

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


Statement of Operations

49. All loss per share amounts herein and elsewhere in the filing should be rounded to the nearest cent.

WE REVISED THE FINANCIAL STATEMENTS TO INCLUDE PER SHARE CALCULATIONS ROUNDED TO THE NEAREST CENT.

Statement of Stockholders' Equity

50. Please revise to provide details of the date and per share price of each stock issuance as required by paragraph 11 of SFAS 7. In addition, the footnotes should clearly disclose the basis for assigning amounts for each issuance of non-cash consideration.

WE REVISED THE FINANCIAL STATEMENTS TO INCLUDE THE FOLLOWING:

      Conversion of debt to equity - During December 2004, the Company converted its $1,000,000 note payable to 40,780,065 no par common stock at a per share price of $.024. The $1,000,000 is included as paid in capital.

      Common stock issuance - In May 2004, the Company issued 40,780,065 additional shares of its no par common stock at a per share price of $.0022 each. This represents a total investment of $90,000, which is included as paid in capital.

Telediscount Communications Financial Statements. page 3

51. You have not included an audit report for Telediscount Communications in your filing, and therefore the financial statements for the years ended December 31, 2004 and 2003 included herein are considered unaudited. The filing must be amended to present the audited financial statements required by Item 310(a) of Regulation S-B. Also, please note the financial statement updating requirements in Item 310(g). We will defer a complete review of this portion of your registration statement until you file an amendment that contains audited financial statements and the related audit report thereon, at which time we will complete our review of the Telediscount financial statements and may issue additional comments.

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

52. We note that subsequent to March 11, 2005, the date of the reverse merger recapitalization, the historical financial statements of the accounting acquiror (Telediscount Communications) become the financial statements of the registrant. Accordingly, please amend the filing to present unaudited interim financial statements for the quarter-ended September 30, 2005 including the comparable prior year period as required by Item 310(b) of Regulation S-B for the consolidated entity In this regard, please remove the pro forma unaudited condensed consolidated balance sheet as of September 30, 2005 and the Millennium Capital Venture Holding financial statements for the interim period ended September 30, 2005. Since the March 2005 transaction appears to be a recapitalization not a business combination, pro forma financial statements are not necessary or required. If you believe accounting for the transaction as a recapitalization is not correct, please tell us (and support via references to generally accepted accounting principles) how you believe the transaction should be accounted for and why. We may have further comments alter reviewing your response and revisions.

IN ACCORDANCE WITH ITEM 310(B) - THE FOLLOWING UNAUDITED INTERIM STATEMENTS HAVE BEEN PROVIDED AS OF SEPTEMBER 30, 2005 AND 2004:

      A.    BALANCE SHEET
      B.    INCOME STATEMENT
      C.    CASH FLOW STATEMENT

Note I  Summary of Organization and Significant Accounting Policies, page 7

53. Please revise this note to provide a more comprehensive revenue recognition policy that addresses how you account for alt significant product and service transactions and tell us how your policies are in compliance with SAB 104 or other applicable generally accepted accounting principles.

PLEASE NOTE THE FOLLOWING  REVISED  REVENUE  RECOGNITION  COMMENT,  AS INDICATED
BELOW:

            "THE COMPANY GENERATES REVENUE FROM THE SALE INTERNET-BASED SERVICES, WIRE REMITTANCE AND TELECOMMUNICATION PRODUCTS. REVENUES ARE RECOGNIZED AT THE POINT WHEN SERVICES ARE RENDERED OR WHEN PRODUCT IS DELIVERED. THE COMPANY ACCOUNTS FOR ITS REVENUE IN ACCORDANCE WITH ACCOUNTING BULLETIN NO. 104, ("SAB 104), "REVENUE RECOGNITION." SAB 104 PROVIDES GUIDANCE ON THE RECOGNITION, PRESENTATION AND DISCLOSURE OF REVENUE IN THE FINANCIAL STATEMENTS."

            OUR REVENUE IS RECOGNIZED AT THE TIME THAT A CUSTOMER HAS PURCHASED A PRODUCT OR A SERVICE HAS BEEN RENDERED TO A CUSTOMER. THEREFORE, OUR POSITION IS THAT OUR REVENUE RECOGNITION POLICY IS IN COMPLIANCE WITH THE FOLLOWING SAB 104 CRITERIA:

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


      1.    PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS

      2.    DELIVERY HAS OCCURRED OR SERVICES HAVE BEEN RENDERED

      3.    THE SELLER'S PRICE TO THE BUYER IS FIXED AND DETERMINABLE, AND

      4.    COLLECTIBILITY IS REASONABLY ASSURED

Note 9-- Shareholders' Equity, page 12

54. We note that during 2001 you issued 3,000,000 stock options that are filly vested and subsequently reduced to 1,000,000 during the most recent fiscal year. Please revise the notes to your financial statements to discuss the significant terms of this award and how you accounted for it and the subsequent cancellation of shares. Please also explain the basis for your accounting and cite the accounting literature upon which you relied Revise to also provide all of the disclosures required by SFAS 123.

      OUR POSITION IS THAT WE HAD ACCOUNTED FOR THESE OPTIONS USING THE INTRINSIC VALUE METHOD AS PRESCRIBED UNDER APB 25 "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES". SINCE THE EXERCISE PRICE WAS DEEMED TO BE EQUAL TO THE FAIR MARKET VALUE OF THE SHARES AT THE DATE OF GRANT, NO COMPENSATION EXPENSE HAS BEEN RECOGNIZED AT THE DATE OF ISSUANCE OF THESE OPTIONS AND, THEREFORE, NO ADJUSTMENT HAS BEEN MADE FOR OPTIONS THAT WERE SUBSEQUENTLY CANCELLED.

            WE HAVE REVISED OUR FINANCIAL STATEMENT FOOTNOTE TO DISCUSS TERMS OF THE STOCK OPTIONS, ACCOUNTING FOR THESE OPTIONS, CANCELLATION OF SHARES, ALONG WITH THE DISCLOSURES REQUIRED BY SFAS 123.

Recent Sales of Unregistered Securities, part II

55. Please provide the disclosure required by Item 701 of Regulation S-B, including, but not limited to your issuance of stock described in Notes 9 and 10 on page 12 of your financial statements.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

Undertakings, part II

56. Please update your undertakings to reflect those required by Item 512 of Regulation S-B after December 1, 2005.

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

Signatures

57. Please obtain signatures from the directors of the company and indicate that they have signed this registration statement.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

Exhibit Index

58.   You have  identified  the opinion of your counsel as Exhibit 52. Unless an
      Exhibit 51 exists, please re-label accordingly.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

Exhibits

59.   Please file all  exhibits  required to be filed by Item 601 of  Regulation
      S-B.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

60. Please provide a reference to where you have filed as an exhibit your agreement with Telediscount Communications and Math Multimedia.

THERE WAS NO AGREEMENT BETWEEN TELEDISCOUNT COMMUNICATIONS INC. AND MADA MULTIMEDIA, AS THE AGREEMENT WAS BETWEEN MILLENNIUM CAPITAL VENTURES HOLDINGS AND TELEDISCOUNTS INC. WE HAVE INCORPORATED THIS AGREEMENT ALONG WITH EARLIER MATERIAL EXHIBITS IN THE LIST OF EXHIBITS.

Exhibit 5.1

61. Please clarify your opinion of counsel so that you identify the shares described in paragraph number three as being those shares sold in pursuant to this registration statement, rather than those shares "described" in the registration statement.

WE HAVE NOTED THIS COMMENT AND REVISED THE DISCLOSURE.

The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

                          NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue,
                              Union City, NJ 07087


o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                                   Yours truly,


                                                   By: /s/  Jose Araque
                                                       -------------------------
                                                       Jose Araque
                                                       CEO